July 11, 2016

Commonwealth International Series Trust

C/o FCA Corporation

791 Town & Country BLVD. Suite 250

Houston, TX 77024

Re: Revolving Line of Credit Facility (Renewal)

Fifth Third Bank is pleased to propose the following credit facility to Commonwealth International Trust Fund. Summary of Terms and Conditions should be viewed as an outline intended for discussion purposes only. It should not in any way be viewed as a commitment by Fifth Third Bank or any other entity to extend credit to the Borrower. It is intended that the below facility would be provided as part of the custodial relationship developed between Fifth Third Bank and Commonwealth International Trust Fund. The information provided in this term sheet is for the confidential use of the Borrower and may not, without prior written consent be disclosed to any other party other than the Borrower’s employees, attorneys, and financial advisors with a need to know.

FACILITY OVERVIEW

Borrower	Commonwealth International Trust Fund

Facility	$2,000,000 Revolving Line of Credit

Purpose	Temporary liquidity needs, including settling late day redemptions/trades. Draws against line will mature 60 days from borrowing and be made specific to below noted funds.

Collateral	Secured by all the assets of the borrowing fund Advance ratio’s & priority of fund assets will be as follows:

Priority	Security	Collateral Ratio
1st	Cash Balances	100%
2nd	U.S. Treasuries	90%
3rd	U.S. Government Agencies	80%
4th	U.S. Equity Securities	50%
5th	U.S. Municipal Securities	60%
6th	Foreign Equity Securities	25%

Guarantors	N/A

Maturity	Facility will mature 364 days from closing. Individual draws will mature 60 days from borrowing date.

Unused Commitment Fees	40 bps - payable quarterly in arrears

Interest Rate	Floating - LIBOR plus 1.90%

Closing Costs	10 bps plus legal fees

Limitations	A Borrowing Limit with respect to the Fund, means the maximum amount of borrowing that a Fund is permitted to borrow pursuant to Borrower’s Declaration of Trust and Funds Prospectus for purposes contemplated by the credit agreement, however in no event shall the borrowing limit ever exceed an amount equal to 1/3 of the value of the net assets of the fund taken at market value, excluding the amount borrowed.

Financial Reporting	Borrower will provide audited annual statements (shareholder report) and semi-annual company prepared statements (shareholder reports).

To evidence Borrower’s acceptance of the terms of this commitment letter, the terms and conditions of which shall be binding upon the parties so long as any amounts under this loan remains outstanding, please indicate so by signing and dating at the spaces provided below and returning the enclosed copy before the expiration date.

This commitment, if not accepted as set forth herein, expires on July 31, 2016.

Fifth Third Bank sincerely appreciates the opportunity to provide this commitment and we look forward to serving your banking needs. If you should have any questions, please feel free to contact me.

Very truly yours,

Jerry Silvers

Officer

Fifth Third Bank

THE FOREGOING TERMS HAVE BEEN AGREED AND ACCEPTED THIS 28 DAY OF July 2016.

By:	/s/ Robert W. Scharar
Name:	Robert W. Scharar
Title:	President